PRB GAS TRANSPORTATION, INC.

1401 17th Street

Suite 650

Denver, Colorado 80202

April 8, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attention:  H. Christopher Owings, Assistant Director

RE:

PRB Gas Transportation, Inc.

Registration Statement on Form S-1

File Number 333-120129

Dear Mr. Owings:

In connection with our request, dated April 7, 2005, for acceleration of the effective date of the pending registration statement to be declared effective at 4:30 pm Washington D.C. time on Monday, April 11, 2005, we hereby acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve PRB from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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PRB may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted, PRB Gas Transportation, Inc.
By:	/s/ Robert W. Wright
Robert W. Wright Chairman and Chief Executive Officer